Exhibit 99.3

CITYCENTER HOLDINGS, LLC AND SUBSIDIARIES

I N D E X

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors

CityCenter Holdings, LLC

We have audited the accompanying consolidated financial statements of CityCenter Holdings, LLC and its subsidiaries (the “Company”), which comprise the consolidated balance sheets as of December 31, 2016 and 2015, and the related consolidated statements of operations, members’ equity, and cash flows for each of the three years in the period ended December 31, 2016, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CityCenter Holdings, LLC and its subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Las Vegas, Nevada

February 17, 2017

i

CITYCENTER HOLDINGS, LLC

CONSOLIDATED BALANCE SHEETS

(In thousands)

	December 31,
	2016	2015

ASSETS
Current assets
Cash and cash equivalents	$248,474	$269,557
Accounts receivable, net	106,029	107,179
Inventories	16,786	18,786
Prepaid expenses and other current assets	22,994	28,621
Assets held for sale	–	667,951
Total current assets	394,283	1,092,094

Residential real estate	–	1,771

Property and equipment, net	6,657,660	6,902,444

Other assets
Intangible assets, net	19,881	21,081
Deposits and other assets, net	26,944	41,393
Total other assets	46,825	62,474
	$7,098,768	$8,058,783
LIABILITIES AND MEMBERS' EQUITY
Current liabilities
Accounts payable	$23,973	$23,027
Construction payable	6,743	7,513
Accrued interest on long-term debt	13,662	–
Current portion of long-term debt	–	5,167
Due to MGM Resorts International	63,939	55,018
Other accrued liabilities	187,505	179,801
Liabilities related to assets held for sale	–	1,247
Total current liabilities	295,822	271,773

Long-term debt, net	1,227,509	1,480,529
Other long-term obligations	21,407	18,726

Commitments and contingencies (Note 11)

Members' equity	5,554,030	6,287,755
	$7,098,768	$8,058,783

The accompanying notes are an integral part of these consolidated financial statements.

CITYCENTER HOLDINGS, LLC

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands)

	Year Ended December 31,
	2016	2015	2014
Revenues
Casino	$440,832	$450,166	$422,979
Rooms	458,015	429,488	409,495
Food and beverage	327,339	285,883	293,778
Entertainment	19,723	54,273	55,225
Retail	22,160	21,937	21,923
Residential	2,646	33,358	62,985
Other	58,247	51,948	51,413
	1,328,962	1,327,053	1,317,798
Less: Promotional allowances	(128,897)	(130,673)	(129,683)
	1,200,065	1,196,380	1,188,115
Expenses
Casino	212,592	230,227	226,582
Rooms	137,985	133,507	130,150
Food and beverage	205,769	174,624	179,588
Entertainment	14,018	36,904	37,318
Retail	14,525	14,629	15,531
Residential	1,880	23,994	49,195
Other	32,616	31,197	30,505
General and administrative	230,734	242,576	262,963
Property transactions, net	4,529	(154,788)	61,712
NV energy exit expense	26,089	–	–
Depreciation and amortization	313,787	251,847	330,207
	1,194,524	984,717	1,323,751
Operating income (loss)	5,541	211,663	(135,636)
Non-operating income (expense)
Interest income	885	471	332
Interest expense, net	(61,032)	(72,791)	(82,260)
Loss on retirement of debt	(4,102)	–	(4,584)
Other, net	(106)	(191)	(7,579)
Net income (loss) from continuing operations	(58,814)	139,152	(229,727)
Income from discontinued operations	407,187	22,681	21,161
Net income (loss)	$348,373	$161,833	$(208,566)

The accompanying notes are an integral part of these consolidated financial statements.

CITYCENTER HOLDINGS, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,
	2016	2015	2014
Cash flows from operating activities
Net income (loss)	$348,373	$161,833	$(208,566)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	318,122	272,330	350,926
Amortization of debt discounts and issuance costs	3,960	4,486	4,718
Loss on retirement of long-term debt	4,102	–	4,584
Gain on the sale of Crystals	(400,082)	–	–
Property transactions, net	4,529	(154,733)	61,914
Provision for doubtful accounts	12,551	22,420	18,311
Changes in current assets and liabilities:
Accounts receivable	(11,401)	(22,622)	3,756
Inventories	2,000	1,751	(263)
Prepaid expenses and other	8,461	(11,612)	(279)
Accounts payable and accrued liabilities	(4,807)	(74,248)	(8,248)
Change in residential real estate	1,771	6,609	44,548
Other	10,100	(7,754)	(6,924)
Net cash provided by operating activities	297,679	198,460	264,477
Cash flows from investing activities
Capital expenditures, net of construction payable	(70,454)	(133,966)	(60,266)
Litigation settlements and insurance proceeds	–	87,617	93,635
Proceeds from the sale of Crystals	1,078,889	–	–
Increase in restricted cash	–	–	(85,164)
Decrease in restricted cash	–	143,170	13,900
Other	657	(49)	(746)
Net cash provided by (used in) investing activities	1,009,092	96,772	(38,641)
Cash flows from financing activities
Net repayments under bank credit facilities – maturities of three months or less	–	(38,000)	(154,250)
Net repayments under bank credit facilities - maturities longer than ninety days	(266,000)	–	–
Dividends and distributions paid	(1,080,000)	(400,000)	–
Cash contributions from Members	–	141,390	31,400
Cash distributions to Members	(2,098)	–	–
Due to MGM Resorts International	20,244	4,524	(3,002)
Debt issuance costs	–	–	(772)
Net cash used in financing activities	(1,327,854)	(292,086)	(126,624)

Cash and cash equivalents
Net increase (decrease) for the period	(21,083)	3,146	99,212
Balance, beginning of period	269,557	266,411	167,199
Balance, end of period	$248,474	$269,557	$266,411

The accompanying notes are an integral part of these consolidated financial statements.

CITYCENTER HOLDINGS, LLC

CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY

(In thousands)

Balance as of January 1, 2014	$6,561,698

Cash contributions from Members	31,400
Income from discontinued operations	21,161

Net loss from continuing operations	(229,727)

Balance as of December 31, 2014	6,384,532

Cash contributions from Members	141,390
Dividends paid	(400,000)
Income from discontinued operations	22,681

Net income from continuing operations	139,152

Balance as of December 31, 2015	6,287,755

Cash distributions to Members	(2,098)
Dividends and distributions paid	(1,080,000)
Income from discontinued operations	407,187

Net loss from continuing operations	(58,814)

Balance as of December 31, 2016	$5,554,030

The accompanying notes are an integral part of these consolidated financial statements.

CITYCENTER HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND NATURE OF BUSINESS

Organization. CityCenter Holdings, LLC (the “Company”) is a Delaware limited liability company formed on November 2, 2007. The Company was formed to acquire, own, develop and operate the CityCenter development (“CityCenter”) in Las Vegas, Nevada. The Company is a joint venture which is 50%-owned by wholly owned subsidiaries of MGM Resorts International (together with its subsidiaries, “MGM Resorts”), a Delaware corporation, and 50%-owned by Infinity World Development Corp (“Infinity World”), which is wholly owned by Dubai World, a Dubai United Arab Emirates government decree entity (each, a “Member”). The governing document for the Company is the Third Amended and Restated Limited Liability Company Agreement dated December 22, 2015 (the “LLC Agreement”).

Under the LLC Agreement, the Board of Directors of the Company is composed of six representatives (subject to intermittent vacancies) – three selected by each Member – and has exclusive power and authority for the overall management of the Company. Compensation for Board of Directors’ duties is borne by the Members. The Company has no employees and has entered into several agreements with MGM Resorts to provide for the development and day-to-day management of CityCenter and the Company. See Note 14 for further discussion of such agreements.

Nature of Business. CityCenter is a mixed-use development on the Las Vegas Strip located between the Bellagio and Monte Carlo resorts, both owned by MGM Resorts. CityCenter consists of the following components:

•

Aria Resort & Casino, a 4,004-room casino resort featuring an approximately 140,000 square-foot casino, approximately 300,000 square feet of conference and convention space, and numerous world-class restaurants, nightclub and bars, and pool and spa amenities;

•	The Vdara Hotel and Spa, a luxury condominium-style hotel with 1,495 units;

•

Mandarin Oriental, Las Vegas, a 392-room non-gaming boutique hotel managed by luxury hotelier Mandarin Oriental Hotel Group, as well as 225 luxury residential units (all 225 units were sold and closed as of December 31, 2015); and

•	The Veer Towers, 669 units in two towers consisting entirely of luxury residential condominium units (all 669 units were sold and closed as of December 31, 2016).

In April 2016, the Company closed the sale of The Shops at Crystals (“Crystals”). See Note 3 for additional information related to the sale.

Substantially all of the operations of CityCenter commenced in December 2009. See Note 11 for discussion of the demolition of the Harmon Hotel & Spa (“Harmon”).

NOTE 2 — BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation. The consolidated financial statements include the accounts of the Company and its subsidiaries. The Company does not have a variable interest in any variable interest entities. All intercompany balances and transactions have been eliminated in consolidation. The results of operations are not necessarily indicative of the results to be expected in the future.

Reclassification. Certain assets, liabilities, revenues and expenses have been reclassified related to discontinued operations. See Note 3 for additional information related to discontinued operations.

Management’s use of estimates. The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. Those principles require the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair value measurements. Fair value measurements affect the Company’s accounting for and impairment assessments of its long-lived assets and intangible assets. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and is measured according to a hierarchy consisting of: Level 1 inputs, such as quoted prices in an active market; Level 2 inputs, which are observable inputs for similar assets; or Level 3 inputs, which are unobservable inputs.

Cash and cash equivalents. Cash and cash equivalents include investments and interest bearing instruments with maturities of three months or less at the date of acquisition. Such investments are carried at cost, which approximates fair value.

Accounts receivable and credit risk. The Company issues markers to approved casino customers following investigations of creditworthiness. As of December 31, 2016, approximately 64% of the Company’s casino receivables were due from customers from foreign countries. Enforceability issues, business or economic conditions or other significant events in these countries could affect the collectability of such receivables.

Trade receivables, including casino and hotel receivables, are typically non-interest bearing and are initially recorded at cost. Accounts are written off when management deems the account to be uncollectible. Recoveries of accounts previously written off are recorded when received. An allowance for doubtful accounts is maintained to reduce the Company’s receivables to their estimated realizable amount, which approximates fair value. The allowance is estimated based on a specific review of customer accounts as well as historical collection experience and current economic and business conditions. Management believes that as of December 31, 2016, no significant concentrations of credit risk existed.

Inventories. Inventories consist primarily of food and beverage, retail merchandise and operating supplies, and are stated at the lower of cost or market. Cost is determined primarily by the average cost method for food and beverage and operating supplies. Cost for retail merchandise is determined using the cost method.

Residential real estate. As of December 31, 2016, all residential units were sold. In prior periods, residential real estate represented capitalized costs of residential inventory, which consisted of completed condominium units available for sale less impairments previously recognized. Costs included land, direct and indirect construction and development costs, and capitalized property taxes and interest.

Property and equipment. Property and equipment are stated at cost including capitalized interest. Gains or losses on dispositions of property and equipment are included in the determination of income or loss. Maintenance and repairs that neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. Property and equipment are depreciated over the following estimated useful lives on a straight-line basis:

Buildings and improvements	20 to 40 years
Land improvements	10 to 20 years
Furniture and fixtures	3 to 20 years
Equipment	3 to 15 years

Project costs are stated at cost and recorded as property and equipment (which includes adjustments made upon the initial contribution by MGM Resorts to the extent such property or equipment is contributed by MGM Resorts) unless determined to be impaired, in which case the carrying value is reduced to estimated fair value. Final costs of CityCenter development were determined in connection with settlement of Perini litigation in December 2014 as discussed in Note 11. The Company recorded non-operating expense related to the Perini settlement of $8 million for statutory interest on estimated amounts payable in 2014.

In December 2015, the Company decided to close the Zarkana show at the Aria Resort & Casino as part of a plan to expand its conference and convention space. As a result, the Company shortened the useful lives of the assets related to the Zarkana theatre and recognized accelerated depreciation expense of $82 million and $20 million during the years ended December 31, 2016 and 2015, respectively. The fully depreciated assets related to the Zarkana theatre were disposed in April 2016 and construction of the conference and expansion space began in May 2016.

Capitalized interest.  The interest costs associated with development and construction projects are capitalized and included in the cost of the project. Capitalization of interest ceases when the project is substantially complete or development activity is suspended for more than a brief period.

Impairment of long-lived assets. The Company evaluates its property and equipment for impairment as held and used. The Company reviews assets to be held and used for impairment whenever indicators of impairment exist. It then compares the estimated future cash flows of the asset, on an undiscounted basis, to the carrying amount of the asset. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying amount, then impairment is recorded based on the fair value of the asset, typically measured using a discounted cash flow model.

Intangible assets. Indefinite-lived intangible assets are reviewed for impairment at least annually and between annual test dates in certain circumstances. The Company performs its annual impairment test for indefinite-lived intangible assets in the fourth quarter of each fiscal year. See Note 6 for further discussion.

Debt issuance costs. The Company capitalizes debt issuance costs, which include legal and other direct costs related to the issuance of debt. The capitalized costs are amortized straight-line to interest expense over the contractual term of the debt.

Revenue recognition and promotional allowances. Casino revenue is the aggregate net difference between gaming wins and losses, with liabilities recognized for funds deposited by customers before gaming play occurs (“casino front money”) and for chips in the customers’ possession (“casino outstanding chip liability”). Hotel, food and beverage, entertainment, retail and other operating revenues are recognized as services are performed and goods are provided. Advance deposits on rooms and advance ticket sales are recorded as accrued liabilities until services are provided to the customer.

Gaming revenues are recognized net of certain sales incentives, including discounts and points earned in point-loyalty programs. The retail value of accommodations, food and beverage, and other services furnished to guests without charge is included in gross revenue and then deducted as promotional allowances. The estimated cost of providing such promotional allowances is primarily included in casino expenses as follows:

	Year Ended December 31,
	2016	2015	2014

	(In thousands)
Rooms	$21,711	$22,513	$22,159
Food and beverage	45,182	43,446	44,241
All other	5,180	8,153	8,520
	$72,073	$74,112	$74,920

Real estate sales. Revenue for residential sales is deferred until closing occurs, which is when title, possession and other attributes of ownership have been transferred to the buyer and the Company is not obligated to perform activities after the sale. Additionally, the buyer’s initial and continuing investment must be adequate to demonstrate a commitment to pay and the buyer’s receivable cannot be subject to future subordination.

Residential operating expenses include cost of real estate sold, holding costs, selling costs, indirect selling costs and valuation allowances for residential mortgage notes receivable. Costs associated with residential sales were deferred during construction, except for indirect selling costs and general and administrative expense, which were expensed as incurred.

Loyalty programs. Aria participates in the MGM Resorts’ “M life Rewards” loyalty program. Customers may earn points and/or Express Comps for their gaming play which can be redeemed at restaurants, box offices or the M life Rewards front desk at participating properties. Points may also be redeemed for free slot play on participating machines. The Company records a liability based on the points earned multiplied by the redemption value, less an estimate for points not expected to be redeemed, and records a corresponding reduction in casino revenue. Customers also earn Express Comps based on their gaming play which can be redeemed for complimentary goods and services, including hotel rooms, food and beverage, and entertainment. The Company records a liability for the estimated costs of providing goods and services for Express Comps based on the Express Comps earned multiplied by a cost margin, less an estimate for Express Comps not expected to be redeemed and records a corresponding expense in the casino department.

Advertising. The Company expenses advertising costs the first time the advertising takes place. Advertising expense is included in preopening and start-up expenses when related to the preopening and start-up period and in general and administrative expense when related to ongoing operations. Advertising expense was $15 million, $20 million and $20 million for the years ended December 31, 2016, 2015 and 2014, respectively.

Property transactions, net. The Company classifies transactions related to long-lived assets – such as write-downs and impairments, demolition costs, and gains and losses on the sale of fixed assets – within “Property transactions, net” in the accompanying consolidated statements of operations. See Note 9 for details.

Income taxes. The Company is treated as a partnership for federal income tax purposes. Therefore, federal income taxes are the responsibility of the Members. As a result, no provision for income taxes is reflected in the accompanying consolidated financial statements.

Comprehensive income (loss). Net income (loss) equals comprehensive income (loss) for all periods presented.

Dividends and distributions. In March 2016, a $90 million dividend was declared in accordance with the Company’s annual distribution policy, and in April 2016, the Company declared a $990 million special distribution in connection with the Crystals sale.

Of these dividends and distributions totaling $1.1 billion, $540 million was paid to MGM Resorts in May 2016 and $540 million was paid to Infinity World in July 2016. In April 2015, the Company declared and paid a special dividend of $400 million. Under the annual distribution policy, the Company intends to distribute up to 35% of excess cash flow, subject to the approval of the Company’s board of directors.

Recently issued accounting standards. In 2015 and 2016, the Financial Accounting Standards Board (“FASB”) issued the following Accounting Standard Updates (“ASU”) related to revenue recognition, effective for fiscal years beginning after December 15, 2017 and December 15, 2018, for public entities and nonpublic entities, respectively, pursuant to ASU 2015-14, “Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date”:

•

ASU 2014-09 “Revenue from Contracts with Customers (Topic 606),” outlines a new, single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. ASU 2014-09 provides for a new revenue recognition model which includes a five-step analysis in determining when and how revenue is recognized, including identification of separate performance obligations for each contract with a customer. Additionally, the new model will require revenue recognition to depict the transfer of promised goods or services to customers in an amount that reflects the consideration a company expects to receive in exchange for those goods or services;

•

ASU 2016-08, “Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net),” clarifies the implementation guidance on principal versus agent considerations as it relates to ASU 2014-09. ASU 2016-08 provides guidance related to the assessment an entity is required to perform to determine whether the nature of its promise is to provide the specified good or service itself (that is, the entity is a principal) or to arrange for that good or service to be provided by the other party (that is, the entity is an agent) when another party is involved in providing goods or services to a customer;

•

ASU 2016-10, “Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing,” clarifies guidance related to identifying performance obligations and licensing implementation guidance as it relates to ASU 2014-09. ASU 2016-10 includes targeted improvements based on input the FASB received from the Transition Resource Group for Revenue Recognition and other stakeholders. It seeks to proactively address areas in which diversity in practice potentially could arise, as well as to reduce the cost and complexity of applying certain aspects of the guidance both at implementation and on an ongoing basis; and

•

ASU 2016-12, “Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients,” addresses narrow-scope improvements to the guidance on collectability, noncash consideration and completed contracts at transition as it relates to ASU 2014-09. ASU 2016-12 also provides for a practical expedient for contract modifications at transition and an accounting policy election related to the presentation of sales taxes and other similar taxes collected from customers.

The Company is currently assessing the impact that the adoption of the above ASUs related to revenue recognition will have on its consolidated financial statements and footnote disclosures. The Company plans to adopt the above ASUs for the fiscal year beginning after December 15, 2017. However, the Company has identified a few significant impacts. Under the new guidance the Company expects it will no longer be permitted to recognize revenues for goods and services provided to customers for free as an inducement to gamble as gross revenue with a corresponding offset to promotional allowances to arrive at net revenues as discussed above. The Company expects the majority of such amounts will offset casino revenues. In addition, accounting for Express Comps granted under MGM Resort’s M life Rewards program as outlined above will also change. Under the new guidance Express Comps earned by customers through past revenue transactions will be identified as separate performance obligations and will be recorded as a reduction in gaming revenues when earned at the retail value of such benefits owed to the customer (less estimated breakage). When customers redeem such benefits and the performance obligation is fulfilled by the Company, revenue will be recognized in the department that provides the goods or services (i.e. hotel, food and beverage, entertainment).   In addition, given that M life Rewards is an aspirational program with multiple customer tiers which provide certain benefits to tier members, the Company will need to further assess if such benefits are deemed to be separate performance obligations under the new guidance.

In February 2016, the FASB issued Accounting Standards Update No. 2016-02, “Leases (Topic 842),” (“ASU 2016-02”), which replaces the existing guidance in Accounting Standards Codification (“ASC”) 840, “Leases.” ASU 2016-02 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2018. ASU 2016-02 requires a dual approach for lessee accounting under which a lessee would account for leases as finance leases or operating leases. Both finance leases and operating leases will result in the lessee recognizing a right-of-use (“ROU”) asset and a corresponding lease liability. For finance leases the lessee would recognize interest expense and amortization of the ROU asset and for operating leases the lessee would recognize a straight-line total lease expense. The Company is currently assessing the impact that adoption of ASU 2016-02 will have on its consolidated financial statements and footnote disclosures.

In August 2016, the FASB issued Accounting Standards Update No. 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (a consensus of the Emerging Issues Task Force),” (“ASU 2016-15”), effective for fiscal years beginning after December 15, 2017. ASU 2016-15 amends the guidance of ASC 230 on the classification of certain cash receipts and payments in the statement of cash flows. The primary purpose of ASU 2016-15 is to reduce the diversity in practice that has resulted from the lack of consistent principles, specifically clarifying the guidance on eight cash flow issues. The Company is currently assessing the impact that adoption of ASU 2016-15 will have on its consolidated financial statements.

Subsequent events. Management has evaluated subsequent events through February 17, 2017, the date these consolidated financial statements were issued. In January 2017, the Company repriced its $1.2 billion term loan B senior credit facility and re-priced and extended its $75 million revolving credit facility. See Note 8 for details.

NOTE 3 — ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS;

In April 2016, the Company closed the sale of Crystals, a retail, dining and entertainment district, to a venture led by Invesco Real Estate and Simon Property Group for approximately $1.1 billion. The Company recognized a gain of $400 million on the sale of Crystals, which is included within “Income from discontinued operations,” for the year ended December 31, 2016. The results of Crystals are classified as discontinued operations in the accompanying consolidated statements of operations for the years ended December 31, 2016, 2015 and 2014 as the sale of Crystals was a strategic shift in business. The cash flows of discontinued operations are included with the cash flows of continuing operations in the accompanying consolidated statements of cash flows. The 2015 and 2014 consolidated statements of cash flows have not been adjusted to reflect discontinued operations. The assets and liabilities of Crystals are classified as held for sale as of December 31, 2015.

The following table summarizes the assets held for sale and liabilities related to assets held for sale in the accompanying consolidated balance sheet for December 31, 2015.

December 31,
2015

(In thousands)
Property and equipment, net	$667,155
Intangible assets, net	688
Deposits and other assets, net	108
Total assets	667,951
Other accrued liabilities	1,247
Total liabilities	1,247
Net assets	$666,704

The following table summarizes the net revenues, depreciation, amortization and capital expenditures of Crystals.

	Year Ended December 31,
	2016	2015	2014
	(In thousands)
Net revenues	$18,586	$64,079	$61,279
Depreciation & amortization	4,335	20,483	20,719
Capital expenditures	11	1,399	169

NOTE 4 — Accounts receivable, net

Accounts receivable, net consisted of the following:

	December 31,
	2016	2015

	(In thousands)
Casino	$94,885	$112,461
Hotel	33,880	30,241
Other	13,962	9,555
	142,727	152,257
Less: Allowance for doubtful accounts	(36,698)	(45,078)
	$106,029	$107,179

NOTE 5 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	December 31,
	2016	2015

	(In thousands)
Land	$1,599,234	$1,599,234
Buildings, building improvements and land improvements	5,610,600	5,683,252
Furniture, fixtures and equipment	1,381,557	1,437,520
Construction in progress	32,850	10,642
	8,624,241	8,730,648
Less: Accumulated depreciation and amortization	(1,966,581)	(1,828,204)
	$6,657,660	$6,902,444

NOTE 6— INTANGIBLE ASSETS, NET

Intangible assets, net consisted of the following:

	December 31,
	2016	2015

Indefinite-lived:	(In thousands)
Intellectual property	$4,329	$4,329
Finite-lived:
Aircraft time sharing agreement	24,000	24,000
Other intangible assets	578	578
	24,578	24,578
Less: Accumulated amortization	(9,026)	(7,826)
	$19,881	$21,081

The majority of the Company’s intangible assets are assets that were contributed by MGM Resorts upon formation of the Company. Intellectual property represents trademarks, domain names, and other intellectual property including the CityCenter, Aria and Vdara tradenames and Aria.com domain. There is no contractual or market-based limit to the use of these intangible assets and therefore they have been classified as indefinite-lived.

The Company performs an annual review of its indefinite-lived intangible assets for impairment in the fourth quarter each year. The asset’s fair value is compared to its carrying value, and an impairment charge is recorded for any short-fall. Fair value is estimated using the relief-from-royalty method which discounts cash flows that would be required to obtain the use of the related intangible asset. Key inputs in the relief-from-royalty analysis include forecasted revenues related to the intangible asset, market royalty rates, discount rates and terminal year growth rates.

The aircraft time sharing agreement intangible asset relates to an agreement between MGM Resorts and the Company whereby MGM Resorts provides the Company the use of MGM Resorts’ aircraft in its operations. The Company is charged a rate that is based on Federal Aviation Administration regulations, which provides for reimbursement for specific costs incurred by MGM Resorts without any profit or mark-up. Accordingly, the fair value of this agreement was recognized as an intangible asset, and is being amortized on a straight-line basis over 20 years, and will be fully amortized in 2029.

NOTE 7— OTHER ACCRUED LIABILITIES

Other accrued liabilities consisted of the following:

	December 31,
	2016	2015

	(In thousands)
Advance deposits and ticket sales	$31,254	$31,033
Casino outstanding chip liability	57,438	56,807
Casino front money deposits	45,465	36,764
Other gaming related accruals	9,916	10,257
Taxes, other than income taxes	13,352	15,553
Harmon demolition accrual	13,246	14,693
Other	16,834	14,694
	$187,505	$179,801

See Note 11 for discussion of the Harmon demolition accrual.

NOTE 8 – LONG-TERM DEBT, NET

Long-term debt, net consisted of the following:

	December 31,
	2016	2015
	(In thousands)
Senior secured credit facility	$1,241,750	$1,507,750
Less discounts and unamortized debt issuance cost	(14,241)	(22,054)
	1,227,509	1,485,696
Less current portion of long-long term debt	–	(5,167)
	$1,227,509	$1,480,529

Interest expense, net consisted of the following:

	Year Ended December 31,
	2016	2015	2014
	(In thousands)
Senior secured credit facility including discount amortization	$59,254	$70,309	$79,545
Amortization of debt issuance costs and other	2,199	2,482	2,715
Capitalized interest	(421)	–	–
	$61,032	$72,791	$82,260

Senior secured credit facility. At December 31, 2016, the Company’s senior secured credit facility consisted of a $75 million revolving facility maturing in October 2018, and a $1.2 billion term loan B facility maturing in October 2020. The term loan B facility requires the Company to make amortization payments of 0.25% of the original principal balance at each quarter end. The Company used cash on hand to permanently repay $266 million of the term loan B facility during 2016. In June 2014 the Company completed a repricing of the term loan B facility and used available cash to permanently repay $150 million of the term loan B facility, a portion of which represents the amortization obligation through the remaining term of the facility.

The loans under the term loan B bear interest, in the case of Eurodollar loans, at LIBOR plus 3.25% with a LIBOR floor of 1.00%, and in the case of base rate loans, at the base rate plus 2.25%. As of December 31, 2016, the interest rate on the term loan B was 4.25%. Loans under the revolving facility bear interest, in the case of Eurodollar loans, at LIBOR plus 3.75% or 4.00%, depending on the Company’s credit ratings, and in the case of base rate loans, 2.75% or 3.00%, depending on the Company’s ratings. Additionally, the Company pays an applicable fee of 0.375% or 0.50%, depending on the Company’s credit ratings, for the unused portion of the revolving facility. The Company had $63 million of available borrowing capacity under its senior secured credit facility at December 31, 2016.

The senior secured credit facility is a general senior obligation of the Company and ranks equally with the Company’s other existing and future senior obligations, is fully and unconditionally guaranteed on a senior secured basis by the restricted subsidiaries of the Company, and is secured by a first-priority perfected lien on substantially all of the Company’s assets and the assets of its subsidiaries.

The senior secured credit facility contains customary positive, negative and financial covenants, including a requirement that the Company maintains a quarterly minimum interest coverage ratio of 2.0:1.0 and a maximum quarterly leverage ratio for the trailing four quarters of: 6.00:1.00 for March 31, 2016 through December 31, 2016; and 5.50:1.00 for March 31, 2017 and thereafter.  The Company was in compliance with all applicable covenants as of December 31, 2016.

Pursuant to the senior secured credit facility, the Company is required to make permanent repayments of principal based on an annual calculation of excess cash flow, as defined in the agreements. The percentage of excess cash flow required to be repaid is based on the Company’s leverage ratio as of the end of the fiscal year, with 50% required to be repaid if the leverage ratio is greater than 5.0:1.0 as of the measurement date, 25% if the leverage ratio is less than or equal to 5.0:1.0 and greater than 4.0:1.0, and no payment of excess cash flow is required if the leverage ratio is less than or equal to 4.0:1.0. During 2016 and as of December 31, 2016, the Company did not have excess cash flow required to be paid in accordance with the senior secured credit agreement for 2016. During 2015 the Company paid $38 million related to its 2015 excess cash flow obligation and recorded $5 million in current portion of long-term debt related to its remaining obligation.

In January 2017, the Company re-priced its $1.2 billion term loan B senior credit facility at par and re-priced and extended its $75 million revolving facility. The term loan B facility will now bear interest at LIBOR plus 2.75%, with a LIBOR floor of 0.75%.  The revolving facility was re-priced at LIBOR plus 2.00% and extended to July 2020.

Fair value of long-term debt. The estimated fair value of the Company’s long-term debt as of December 31, 2016 and 2015 was approximately $1.26 billion and $1.50 billion, respectively, and was determined using estimates based on trading prices of similar liabilities, a Level 2 input.

Maturities of long-term debt. As of December 31, 2016, maturities of the Company’s long-term debt were as follows:

For the year ending December 31,	(In thousands)
2017	$–
2018	–
2019	–
2020	1,241,750
2021	–
Thereafter	–
$1,241,750

NOTE 9 — PROPERTY TRANSACTIONS, NET

Property transactions, net consisted of the following:

	Year Ended December 31,
	2016	2015	2014

	(In thousands)
Construction litigation and Harmon related settlements	$(1,211)	$(159,980)	$47,540
Other, net	5,740	5,192	14,172
	$4,529	$(154,788)	$61,712

In 2015, the Company recorded a $160 million gain associated with the settlement of the Perini litigation. See Note 11 for details.

In 2014, the Company recorded charges of $48 million related to certain settlement agreements in conjunction with the resolution of the Perini litigation as discussed in Note 11.

Other property transactions, net for the years ended December 31, 2016, 2015 and 2014 also includes normal recurring disposals, gains and losses on sales of assets, which may not be comparable period over period.

NOTE 10 — SEGMENT INFORMATION

The Company determines its segments based on the nature of the products and services provided. As of December 31, 2016, the Company has the following reportable segments: Aria, Vdara, Mandarin Oriental, and Residential. The Company has aggregated residential operations from Mandarin Oriental and Veer into one reportable segment “Residential” given the similar economic characteristics and business of selling and leasing high-rise condominiums. All other operating segments are reported separately. The Company’s operating segments do not include the ongoing activity associated with closing out its construction costs and certain corporate administrative costs. During 2016 the Company sold Crystals which was previously a reportable segment.

The Company analyzes the results of its operating segments’ operations based on Adjusted EBITDA, which it defines as earnings before interest and other non-operating income (expense), taxes, depreciation and amortization, preopening and start-up expenses, NV Energy exit expense, and property transactions, net. The Company believes Adjusted EBITDA is 1) a widely used measure of operating performance in the hospitality and gaming industry, and 2) a principal basis for valuation of hospitality and gaming companies.

While items excluded from Adjusted EBITDA may be recurring in nature and should not be disregarded in evaluating the Company’s or its segments’ earnings performance, it is useful to exclude such items when analyzing current results and trends compared to other periods because these items can vary significantly depending on specific underlying transactions or events that may not be comparable between the periods being presented. Also, the Company believes excluded items may not relate specifically to current operating trends or be indicative of future results. For example, write-downs and impairments includes normal recurring disposals and gains and losses on sales of assets related to specific assets within CityCenter, but also includes impairment charges which may not be comparable period over period.

The following tables present the Company’s segment information:

	Year Ended December 31,
	2016	2015	2014

Net revenues	(In thousands)
Aria	$1,012,259	$990,475	$960,759
Vdara	119,367	111,006	103,856
Mandarin Oriental	65,763	61,541	60,515
Residential	2,676	33,358	62,985
Net revenues	$1,200,065	$1,196,380	$1,188,115

	Year Ended December 31,
	2016	2015	2014

	(In thousands)
Net income (loss)	$348,373	$161,833	$(208,566)
Less: Income from discontinued operations	(407,187)	(22,681)	(21,161)
Income (loss) from continuing operations	(58,814)	139,152	(229,727)

Non-operating income (expense)
Interest income	(885)	(471)	(332)
Interest expense, net	61,032	72,791	82,260
Loss on retirement of debt	4,102	–	4,584
Other, net	106	191	7,579
	64,355	72,511	94,091

Operating income (loss)	5,541	211,663	(135,636)
NV Energy exit expense	26,089	–	–
Property transactions, net	4,529	(154,788)	61,712
Depreciation and amortization	313,787	251,847	330,207
Adjusted EBITDA	$349,946	$308,722	$256,283

	Year Ended December 31,
	2016	2015	2014
	(In thousands)
Adjusted EBITDA
Aria	$310,698	$269,454	$244,161
Vdara	35,956	29,666	25,688
Mandarin Oriental	6,460	5,685	5,028
Residential, administration and other operations	(3,168)	3,917	(18,594)
Adjusted EBITDA	$349,946	$308,722	$256,283

	December 31,
	2016	2015
Total assets	(In thousands)
Aria	$5,996,160	$6,233,007
Vdara	689,830	717,616
Mandarin Oriental	359,583	366,190
Residential and other operations	53,195	74,019
Assets held for sale	–	667,951
	$7,098,768	$8,058,783

	Year Ended December 31,
	2016	2015	2014

Capital expenditures	(In thousands)
Aria	$67,262	$47,807	$31,174
Vdara	2,116	1,121	1,583
Mandarin Oriental	1,559	1,050	814
Resort operations capital expenditures	70,937	49,978	33,571
Development and corporate administration, net of change in construction payable and due to MGM Resorts International, and other operations	(483)	83,988	26,695
Capital expenditures, net of change in construction payable	$70,454	$133,966	$60,266

Capital expenditures related to the original construction costs are included in “development and corporate administration, net of change in construction payable and due to MGM Resorts International.” See Note 2 for discussion of project costs and allocation methodologies. Ongoing capital expenditures not related to the project budget are included within the relevant segments.

NOTE 11 — COMMITMENTS AND CONTINGENCIES

NV Energy. In July 2016, MGM Resorts, including the Company filed its notice to exit the fully bundled sales system of NV Energy and will purchase energy, capacity, and/or ancillary services from a provider other than NV Energy. In September 2016, the Company paid an upfront impact payment of $14 million, of which $2 million was billed to third party entities and represented a reduction in the overall impact fee expense. Of this $2 million receivable for amounts billed to third party entities, $1 million is included in Accounts receivable, net as of December 31, 2016. Additionally, the Company is required to make ongoing payments to NV Energy for non-bypassable rate charges which primarily relate to its share of NV Energy’s portfolio of renewable energy contracts which extend through 2040 and each entity’s share of the costs of decommissioning and remediation of coal-fired power plants in Nevada. As of December 31, 2016, the Company recorded an estimate of such liability on a discounted basis of $2 million in “Due to MGM Resorts International” and $13 million in “Other long-term obligations.”

Construction litigation. In March 2010, Perini, general contractor for CityCenter, filed a lawsuit in the Eighth Judicial District Court for Clark County, State of Nevada, against MGM MIRAGE Design Group (a wholly owned subsidiary of MGM Resorts which was the original party to the Perini construction agreement) and certain direct or indirect subsidiaries of the Company. Perini asserted, among other things, that CityCenter was substantially completed, but the defendants failed to pay Perini approximately $490 million allegedly due and owing under the construction agreement for labor, equipment and materials expended on CityCenter.

In April 2010, Perini served an amended complaint in this case which joined as defendants many owners of CityCenter residential condominium units (the “Condo Owner Defendants”), added a count for foreclosure of Perini's recorded master mechanic’s lien against the CityCenter property in the amount of approximately $491 million, and asserted the priority of this mechanic’s lien over the interests of the Company, the Condo Owner Defendants and the Company’s lenders in the CityCenter property.  In November 2012, Perini filed a second amended complaint which, among other things, added claims against the CityCenter defendants of breach of contract (alleging that CityCenter’s Owner Controlled Insurance Program (“OCIP”) failed to provide adequate project insurance for Perini with broad coverages and high limits), and tortious breach of the implied covenant of good faith and fair dealing (alleging improper administration by the Company of the OCIP and Builders Risk insurance programs). Prior to the Final Settlement, as defined below, the Company settled the claims of 219 first-tier Perini subcontractors (including the claims of any lower-tier subcontractors that might have claims through those first-tier subcontractors). As a result of these settlement agreements and the prior settlement agreements between Perini and the Company, most but not all of the components of Perini’s non-Harmon-related lien claim against the Company were resolved. On February 24, 2014, Perini filed a revised lien for $174 million as the amount claimed by Perini and the remaining Harmon-related subcontractors.

During 2013, the Company reached a settlement agreement with certain professional service providers against whom it had asserted claims in this litigation for errors or omissions with respect to the CityCenter project, and relevant insurers.  This settlement was approved by the court and the Company received proceeds of $38 million in 2014 related to both the Harmon and other components of the CityCenter project.

In 2014, the Company reached a settlement with builder’s risk insurers of a claim relating to damage alleged at the Harmon and received proceeds of $55 million.

In December 2014, the Perini matter was  concluded through a global settlement among the Company, MGM Resorts, Perini, the remaining subcontractors, including those implicated in the Harmon work (and their affiliates), and relevant insurers, which followed the previously disclosed settlement agreements and an extra-judicial program for settlement of certain project subcontractor claims. This global settlement concluded all outstanding claims in the case (the “Final Settlement”). The effectiveness of the global settlement was made contingent upon the Company’s execution of certain indemnity and release agreements (which were executed in January 2015) and the Company’s procurement of replacement general liability insurance covering construction of the CityCenter development (which was obtained in January 2015).

The Final Settlement, together with previous settlement agreements relating to the non-Harmon related lien claims,  resolved all of Perini’s and the remaining subcontractors’ lien claims against the Company and MGM Resorts, certain direct and indirect subsidiaries, MGM Resorts International Design (formerly known as MGM MIRAGE Design Group), and the Condo Owner Defendants. However, the Company expressly reserved any claims for latent or hidden defects as to any portion of CityCenter’s original construction (other than the Harmon) not known to the Company at the time of the agreement.  The Company and MGM Resorts entered into the Final Settlement solely as a compromise and settlement and not in any way as an admission of liability or fault.

The key terms of the Final Settlement included:

With respect to its non-Harmon lien claims, Perini waived a specific portion of its lien claim against the Company, which combined with the prior non-Harmon agreement and accrued interest resulted in a total payment to Perini of $153 million, approximately $14 million of which was paid in December 2014. The total payment to Perini was funded by MGM Resorts under their completion guarantee and included the application of approximately $58 million of condominium proceeds that were previously held in escrow by the Company to fund construction lien claims upon final resolution of the Perini litigation.

The Company’s recovery for its Harmon construction defect claims, when added to the Harmon-related proceeds from prior insurance settlements of $85 million, resulted in gross cash settlement proceeds to the Company of approximately $191 million (of which approximately $18 million was paid by MGM Resorts to CityCenter under the completion guarantee in February 2015).

In conjunction with the Final Settlement, MGM Resorts and an insurer participating in the OCIP resolved their arbitration dispute concerning such insurers claim for payments it made under the OCIP general liability coverage for contractor costs incurred in the Harmon litigation, premium adjustments and certain other costs and expenses. MGM Resorts settled this dispute for $38 million, and funded the majority of such amounts under the completion guarantee in January 2015.

Harmon. As discussed above, a global settlement was reached in the Perini litigation in December 2014, which finally resolved all outstanding liens, claims and counterclaims between the Company and MGM Resorts on one hand, and Perini, the remaining subcontractors and remaining insurers on the other hand. Among the matters resolved were the Company’s claims against Perini and other contractors and subcontractors with respect to construction at the Harmon. Pursuant to leave of court in 2014, the Company commenced demolition of the building. The Company has completed a partial demolition of the building and is currently evaluating options for further demolition and plans for the future use of the remaining structure. The Company believes the remaining demolition of the Harmon structure if demolished to the ground level would cost approximately $13 million.

Other litigation. The Company is a party to various legal proceedings that relate to construction and development matters and operational matters incidental to its business. Management does not believe that the outcome of such proceedings will have a material adverse effect on the Company’s consolidated financial statements. The Company maintained an OCIP during the construction and development process. Under the OCIP, certain insurance coverages may cover a portion of the Company’s general liability, workers compensation, and other potential liabilities.

Other guarantees. The Company is party to various guarantee contracts in the normal course of business, which are generally supported by letters of credit issued by financial institutions. The Company’s available borrowing capacity under the senior secured credit facility is reduced by any outstanding letters of credit.  At December 31, 2016, the Company had $12 million in letters of credit outstanding.

Leases where the Company is a lessee. The Company is party to various leases for real estate and equipment under operating lease arrangements. The Company’s future minimum obligations under non-cancelable leases are immaterial in each of the next five years, and in total.

Leases where the Company is a lessor. The Company enters into operating leases related to retail, dining and entertainment venues. As of December 31, 2016, the Company has 11 such leases in place. Tenants are primarily responsible for tenant improvements, though the Company provides construction allowances to certain lessees. Leases include base rent, common area maintenance charges and, in some cases, percentage rent based on the sales of the lessee.

Expected fixed future minimum lease payments for leases in place as of December 31, 2016 are as follows:

For the year ending December 31,	(In thousands)
2017	$2,421
2018	2,430
2019	2,181
2020	2,015
2021	1,153
Thereafter	1,030
$11,230

Several leases contain terms that are based on meeting certain operational criteria. Contingent rentals included in income were $5 million, $14 million and $8 million for the years ended December 31, 2016, 2015 and 2014, respectively.

Residential leases. In October of 2010, the Company began a program to lease a portion of unsold residential condominium units at Veer and Mandarin Oriental with minimum lease terms of one year. For the year ended December 31, 2016 there was no revenue recorded from the real estate leasing program. For the years ended December 31, 2015 and 2014 revenue from the real estate leasing program was $0.1 million and $1 million, respectively, and was recorded within “Residential and other operations” revenue.

NOTE 12 — SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow information consisted of the following:

	Year Ended December 31,
	2016	2015	2014

Supplemental cash flow disclosures:	(In thousands)
Interest paid	$43,410	$68,306	$95,250
Increase in due to MGM Resorts International payable related to capital expenditures	1,533	4,994	–

Non-cash investing and financing activities:
Reclassification of property and equipment, net to residential real estate	$–	$7,293	$43,291

NOTE 13 — MEMBER CONTRIBUTIONS, DIVIDENDS AND DISTRIBUTIONS TO MEMBERS

In March 2016, a $90 million dividend was declared in accordance with the Company’s annual distribution policy, and in April 2016, the Company declared $990 million special distribution in connection with the Crystals sale. Of these dividends and distributions totaling $1.1 billion, $540 million was paid to MGM Resorts in May 2016 and $540 million was paid to Infinity World in July 2016.  In April 2015, the Company declared and paid a special dividend of $400 million. Under the annual distribution policy, the Company intends to distribute up to 35% of excess cash flow, subject to the approval of the Company’s board of directors.

In connection with the restated senior credit facility, MGM Resorts entered into a restated completion guarantee (as restated, the “completion guarantee”) that supported the remaining construction payables from the construction of CityCenter. See Note 11 for further discussion of the Perini lawsuit. The completion guarantee was terminated in June 2015 and as of December 31, 2015, MGM Resorts had funded $888 million under the completion guarantee which the Company recorded as equity contributions.

NOTE 14 — MANAGEMENT AGREEMENTS AND RELATED PARTY TRANSACTIONS

The Company and MGM Resorts have entered into agreements whereby MGM Resorts was responsible for management of the design, planning, development and construction of CityCenter and is responsible for the ongoing management of CityCenter and the Company. The LLC Agreement provides for Infinity World’s right to terminate the Operations Management Agreements if MGM Resorts’ ability to perform under those agreements is impacted by its financial condition. MGM Resorts was reimbursed for certain costs incurred in performing the development services and the Company is paying MGM Resorts management fees as stipulated in each of the agreements referenced below.

Operations management agreements. The Company and MGM Resorts entered into the following agreements to provide for the ongoing operations of CityCenter:

•

Hotel and Casino Operations and Hotel Assets Management Agreement – Pursuant to this agreement, MGM Resorts manages the operations of Aria and oversees the Mandarin Oriental component of CityCenter, which is managed by a third party. The Company pays MGM Resorts a fee equal to 2% of Aria’s revenue plus 5% of Aria’s EBITDA (as defined in the agreement) for services under this agreement.

•

Vdara Condo-Hotel Operations Management Agreement – Pursuant to this agreement, MGM Resorts manages the ongoing operations of Vdara Condo-Hotel. The Company pays MGM Resorts a fee equal to 2% of Vdara’s revenue and 5% of Vdara’s EBITDA (as defined in the agreement) for services under this agreement.

•	Retail Management Agreement – Pursuant to this agreement, the Company pays MGM Resorts an annual fee of $3 million related to Crystals.

During the years ended December 31, 2016, 2015 and 2014, the Company incurred $43 million, $41 million and $38 million, respectively, related to the management fees discussed above. In addition, the Company reimburses MGM Resorts for costs, primarily employee compensation, associated with its management activities. During the years ended December 31, 2016, 2015 and 2014, the Company incurred $387 million, $393 million and $380 million, respectively, for reimbursed costs of management services provided by MGM Resorts. As of December 31, 2016 and 2015, the Company owed MGM Resorts $77 million and $55 million, respectively, for management services and reimbursable costs, and such amounts included $7 million and $5 million, respectively, related to capitalized construction costs.

Aircraft agreement. The Company has an agreement with MGM Resorts whereby MGM Resorts provides the Company the use of its aircraft on a time sharing basis. The Company is charged a rate that is based on Federal Aviation Administration regulations, which provides for reimbursement for specific costs incurred by MGM Resorts without any profit or mark-up. The Company reimbursed MGM Resorts $2 million, $2 million and $3 million for aircraft related expenses in the years ended December 31, 2016, 2015 and 2014, respectively.